UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 December 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Stmnt re Legal Proceedings - 06 December 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 06, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 06, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                                 6 December 2006



                        STATEMENT RE: LEGAL PROCEEDINGS


As previously disclosed, on July 20, 2006 the United States District Court for the Southern District of Texas Houston Division dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Enron class action. Yesterday, based on the plaintiff's assertion that the dismissal was procedurally improper, the court confirmed its prior legal and factual analysis which found the pleadings against Barclays deficient, but gave the plaintiffs until the end of this month to file an amended pleading against Barclays. Barclays remains confident that the claims against it are without merit.


                                    - ENDS -


For further information please contact

Investor Relations         Media Relations
--------------------       -----------------
Mark Merson                Stephen Whitehead /Siobhan Loftus
+44 (0) 20 7116 5752       +44 (0) 20 7116 6060 / +44 (0) 20 7773 7371